SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 11 May 2017

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Sterling Equivalents - Final & Special Dividends dated 11 May 2017

Exhibit No: 99.1

11 May 2017

InterContinental Hotels Group PLC ("IHG")

Final and Special Dividends - Pounds Sterling Amounts Payable

On 21 February 2017, the Board of IHG announced a Final Dividend of 64.0 cents per Existing Ordinary Share and its intention to return US$400 million to Shareholders via a Special Dividend, representing US$2.025 per Existing Ordinary Share. The Final and Special Dividends will be paid on 22 May 2017 to Shareholders on the Register at 6.00pm (London time) on 5 May 2017 in Pounds Sterling and to ADR holders on the ADR register at 4.00pm (New York time) on 5 May 2017 in US dollars.

The Pounds Sterling amounts payable in respect of the Final and Special Dividends have been determined with reference to the average of the market exchange rates on the three days commencing 8 May 2017, using the WM/Reuters closing midpoint spot rate as at 4:00pm (London time), resulting in an applicable exchange rate of £0.7724:US$1.

Accordingly, the Pounds Sterling amount payable to Shareholders in relation to the Final Dividend will be 49.4 pence per Existing Ordinary Share and the Pounds Sterling amount payable to Shareholders in relation to the Special Dividend will be 156.4 pence per Existing Ordinary Share.

Unless otherwise defined herein, terms used in this announcement shall have the meaning given to them in the Circular to Shareholders dated 4 April 2017.

For further information

Investor Relations (Heather Wood, Neeral Morzaria, Tom Yates):	+44 (0)1895 512176	+44 (0)7808 098724
Media Relations (Yasmin Diamond, Jovana Lakcevic):	+44 (0)1895 512008	+44 (0)7736 746627

Notes for editors

IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, Hotel Indigo®, EVEN® Hotels, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn®, Holiday Inn Express®, Holiday Inn Club Vacations®, Holiday Inn Resort®, Staybridge Suites® and Candlewood Suites®.

IHG franchises, leases, manages or owns nearly 5,200 hotels and 770,000 guest rooms in almost 100 countries, with nearly 1,500 hotels in its development pipeline. IHG also manages IHG® Rewards Club, our global loyalty programme, which has more than 100 million enrolled members.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. More than 350,000 people work across IHG's hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihgplc.com/media and follow us on social media at: www.twitter.com/ihg, www.facebook.com/ihg and www.youtube.com/ihgplc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	11 May 2017